SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File Number 000-31102

                                  Hemosol Inc.
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                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No   X
   ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


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The following is included in this Report on Form 6-K:

1. Press Release, dated March 22, 2004.

          HEMOSOL MAILS MANAGEMENT INFORMATION CIRCULAR TO SHAREHOLDERS

TORONTO, ON, March 22, 2004 - Hemosol Inc. (TSX: HML, NASDAQ: HMSL) announced today that it has mailed to securityholders the management information circular related to the Annual and Special Meeting to be held on April 20, 2004 at 10:00 a.m. (Toronto time) at the TSX Broadcast Centre, Gallery Room, 130 King Street West, Toronto, Ontario. At the meeting, securityholders will be asked to consider, amongst other things, the previously announced plan of arrangement involving Hemosol, its securityholders and MDS Inc. (TSX: MDS, NYSE: MDZ) providing for a reorganization of Hemosol's business that will allow Hemosol's business to exchange, in effect, a significant portion of its existing and unutilized income tax losses and other tax assets for a $16 million cash infusion. The full details of the arrangement are contained in the circular, which is available on Hemosol's website at www.hemosol.com and at www.sedar.com.

About Hemosol Inc.
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause Hemosol's actual results to differ materially from forecasts and estimates include, but are not limited to: the successful and timely completion of the preclinical and clinical development of its products; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to manufacture or have manufactured its product in commercial quantities and at competitive costs; the competitive environment for therapeutic and non-therapeutic protein products derived from human blood; the ability to obtain adequate funding under acceptable terms to complete its development programs; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:   Jason Hogan
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              HEMOSOL INC.



Date: March 22, 2004          By: /s/  LEE D. HARTWELL
                                 -----------------------------------------------
                                 Name:  Lee D. Hartwell
                                 Title: President, Chief Executive Officer and
                                        Chief Financial Officer